Global X Funds
600 Lexington Avenue, 20th Fl.
New York, NY 10022

March 19, 2019

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303
Attention: Raymond Be

Re: Global X Funds (“Trust”)
File Nos. 333-151713, 811-22209

Dear Mr. Be:

On behalf of the Global X Funds (the “Registrant” or the “Trust”) and its series, the Global X Russell 2000 Covered Call ETF (the “Fund”), included in Post-Effective Amendment No. 559 (the “Amendment”) to the Registrant’s registration statement on Form N-1A, below you will find the Registrant’s responses to the comments conveyed by you on February 15, 2019, to the undersigned with regard to the Amendment. The Amendment was filed with the U.S. Securities and Exchange Commission on December 20, 2018 pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”).

Below we have provided your comments and the Registrant’s response to each comment. These responses will be incorporated into a post-effective amendment filing to be made pursuant to Rule 485(b) under the Securities Act. Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.	Comment: Consider ordering the principal risks disclosed in the prospectus in order of importance rather than alphabetical order.

Response: Registrant respectfully declines to make the requested change. Registrant believes that its current disclosure is sufficiently responsive to the requirements of Form N-1A at present.

2.	Comment: Consider enhancing the Micro-Capitalization Companies Risk disclosure in the principal risks section to further differentiate this risk from Small-Capitalization Companies Risk.

Response: Upon further review, Registrant has determined to remove Micro-Capitalization Companies Risk as a principal risk of this Fund. Registrant will, however, reconsider this disclosure at the time of its annual update of the registration statement.

Please do not hesitate to call me at (646) 716-3239 if you have any questions regarding the foregoing.

Sincerely,
/s/ Lisa K. Whittaker
Lisa K. Whittaker